DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06025581

No Act

February 20, 2006

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
VC54S440
One Verizon Way
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2006

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

Dear Ms. Weber:

This is in response to your letters dated December 28, 2005 and February 1, 2006 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. We also have received a letter from the proponent dated January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
2 2 2006
1086

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

732712

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

verizon

December 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2006 proxy materials.

I. Introduction.

On November 21, 2005, Verizon received a letter from the Proponent containing the following proposal:

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with auditing continuously the extent to which Verizon products and services live up to the claims made for

them, and with auditing the extent to which the company lives up to its commitment to the highest standards of business conduct."

Verizon believes that the Proposal may be properly omitted from its 2006 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations; and
- The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented it.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because both matters covered by the Proposal – monitoring customer satisfaction with Verizon's products and services and monitoring compliance with its code of business conduct – fall squarely within the scope of Verizon's day-to-day business operations.

The Proposal requests that the Verizon Board establish a committee to monitor customer satisfaction with the company's products and services. The Staff has long recognized that proposals concerning quality, service and support matters, including the handling of customer issues with respect to a Company's products and services, relate to the ordinary business operations of a corporation and, accordingly, may be excluded under Rule 14a-8(i)(7). The Staff's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the establishment of committees or departments to deal with customer relations issues. See, e.g., *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders); *The Chase Manhattan Corporation* (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); *American Telephone and Telegraph Company* (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by company); and *The Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish independent board committee to study the handling of customer and shareholder complaints).

Monitoring customer satisfaction with services and products is a basic management function and an integral part of Verizon's day-to day business operations. Customer satisfaction assurance, which involves administration of complex business processes and systems, is beyond the reasonable scope of responsibilities of the Board of Directors. . In each of Verizon's lines of business – wireline and wireless – the company's management teams oversee extensive nationwide customer service networks. Both Verizon and Verizon Wireless provide their employees with extensive ongoing training in all aspects of the business from customer service delivery to advanced technology. In addition, Verizon tracks customer perception of its service using an independent market research firm to conduct monthly surveys of 40,000 customers who have recently interacted with the wireline business. Similarly, Verizon Wireless consistently runs extensive quality checks to ensure its customer service best practices are working. For example, more than 300,000 trial calls are conducted monthly to assess network reliability, company executives visit Verizon Wireless Stores to evaluate the customer service experience, and similar types of quality checks are done across its call center operations.

The Proposal also requests that the Verizon Board establish a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct. The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *Chrysler Corp.* (February 18, 1998) (proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct).

Assuring compliance with legal and regulatory requirements, as well the company's internal policies, is a fundamental management function. As discussed in more detail on the company's website at http://multimedia.verizon.com/responsibility/ethics/practice.aspx, Verizon has a stated goal to operate its business with the highest level of integrity and accountability and to continue to build on the trust it has earned over the years. To that end, Verizon has established an Office of Ethics and Business Conduct headed by an executive responsible for compliance. This office oversees the training and certification of all Verizon employees on the Verizon Code of Business Conduct. It also operates a confidential hotline that employees, suppliers and the public can call 24 hours a day, seven days a week, to ask questions, seek clarification or report alleged misconduct or violations of the Code. Finally, as noted below, the independent Audit and Finance Committee of the Verizon Board has oversight responsibility for this critical management function.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2006 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(10), Because Verizon Has Substantially Implemented the Proposal.

Verizon also believes that it may exclude the proposal under Rule 14a-8(i)(10) because it has substantially implemented the Proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). See, also, *Nordstrom Inc.* (February 8, 1995 (proposal that company commit to code of for overseas suppliers that was substantially covered by existing company guidelines) and *The Gap, Inc.* (March 8, 1996) (same). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). In addition, proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that its policies, practices and procedures compare favorably with the guidelines of the Proposal. The Proposal calls for the Verizon Board of Directors to establish a committee that would oversee two aspects of Verizon's business: (1) compliance with Verizon's Code of Business Conduct and (2) customer satisfaction with Verizon's products and services. As noted in the Audit and Finance Committee Charter which is attached hereto as Exhibit B, the Verizon Board has appointed the Audit and Finance Committee to oversee certain key management responsibilities, including compliance with legal and regulatory requirements, as well as the Verizon Code of Business Conduct. The Committee receives regular reports from management, including the General Counsel and members of his staff, as well as senior human resources and compliance executives, to assess Verizon's processes for compliance and to review any significant business conduct issues. Verizon's senior internal auditing executive also provides the Committee with regular updates regarding internal audits of Verizon's business and system of internal controls, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Verizon believes that the establishment of a separate "corporate responsibility committee" would be redundant to Verizon's existing governance structure and policies.

As noted above, there is no Verizon Board Committee that is specifically charged with oversight of the company's customer service function, and Verizon believes that such oversight is a fundamental management function. The Board does, however, receive regular "state of the business" reports from the executives that are responsible for each line of business. As discussed earlier, management has established extensive policies and processes for the purpose of assuring that its products and services meet customer expectations. Verizon believes that these management policies and processes, which are subject to the Board's general oversight, address the underlying concern expressed by the Proposal and, therefore, substantially implement the Proposal.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2006 proxy materials (1) under Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations, and (2) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

EXHIBIT "A"

RICHARD A. DEE
Stockholder Proposal – 2006 Proxy Statement
Verizon Communications Inc.
November 21, 2005

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with auditing continuously the extent to which Verizon products and services live up to the claims made for them, and with auditing the extent to which the company lives up to its commitment to the highest standards of business conduct."

"Recent instances of massive corporate corruption continue to be reported upon and litigated, and the consequences of these events continue to upset and concern investors significantly. In my opinion, such stockholder concerns have contributed mightily to extensive efforts by many companies, including Verizon, to assure their stockholders and the public as to their integrity, and to assure stockholders in particular that they have instituted checks and balances that will prevent such events from occurring and damaging their interests.

"Verizon spends a great deal of time and money trying to convince its stockholders, its customers and prospects, and the public, of its integrity, trustworthiness, reliability – and vision. Verizon directors are charged by law and by stockholders to oversee the company's operations and its management – and therefore they are responsible for monitoring the extent to which the company and its affiliates comply with ethical business practices and with what Verizon terms its "Code of Business Conduct".

"It is imperative that Verizon form a Committee of Directors who meet regularly and devote considerable undivided attention specifically to matters of Corporate Responsibility – and to Verizon's compliance therewith. These matters are so vital to the company's future viability that they cannot be relegated to sideways glances by the Board as a whole, or by other Committees. Corporate Responsibility has come of age as a separate, specific area – and one that deserves, and requires, careful and continual attention by directors who are particularly focused on its importance.

"In connection with ethical business practices, Verizon Chairman Seidenberg has stated: 'Our strong commitment to outstanding corporate governance doesn't stop with the Board of Directors. It is reinforced with our employees worldwide through a rigorous and comprehensive Code of Business Conduct that supports Verizon's commitment to the highest standards of business conduct.' Mr. Seidenberg has stated further: 'Simply put, our goal is to operate our business and to continue to build on the trust that we have earned over the years.'

RICHARD A. DEE
Stockholder Proposal – 2006 Proxy Statement
Verizon Communications Inc.
November 21, 2005

"In my opinion, a strong commitment to 'outstanding corporate governance' doesn't stop with the Board of Directors' – such a commitment should START with the Board. And to assure that Verizon's 'rigorous and comprehensive Code of Business Conduct' is supported properly and effectively, the Board must be in a position to make sure that the company and its affiliates are practicing what is being preached.

"This Proposal calls upon Verizon's Board of Directors to take immediate steps to assure stockholders that it is monitoring corporate deeds carefully and continuously – to make sure that such deeds live up to corporate words. And to make sure that Verizon operates with "the highest level of integrity, responsibility and accountability."

"**Please vote FOR this Proposal.**

EXHIBIT "B"

Audit and Finance Committee

Role

The Audit and Finance Committee (the "Audit Committee") is appointed by the Board of Directors to oversee (1) management in the performance of its responsibility for the integrity of the Corporation's accounting and financial reporting, and its systems of internal controls, (2) the performance and qualifications of the independent auditor (including the independent auditor's independence), (3) the performance of the Corporation's internal audit function, and (4) the Corporation's compliance with legal and regulatory requirements. Consistent with this oversight function, the Audit Committee shall authorize investigations into any matters within the Committee's responsibilities and, in doing so, have full access to the Corporation's records, employees, and independent auditor (with or without the presence of management).

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain legal, accounting or other advisors for advice and assistance. The Corporation shall pay the costs of retaining any advisors selected by the Committee.

The Audit Committee shall meet at least four times each year or more frequently as circumstances dictate. The Committee shall meet, separately, with each of the internal auditors and the independent auditor at least quarterly.

The Audit Committee shall review and reassess the adequacy of this Charter at least annually. Any proposed changes shall be submitted to the Board of Directors for its approval. The Audit Committee shall annually evaluate the processes, activities and effectiveness of the Audit Committee, including the composition, expertise, and availability of the Audit Committee members.

Structure/Member Qualifications

The Audit Committee shall have at least three members and shall consist solely of independent Directors, consistent with the listing standards of the New York Stock Exchange and applicable legal requirements. All members of the Audit Committee shall be financially literate. In addition, the Audit Committee Chair must have accounting or related financial management expertise, consistent with the listing standards of the New York Stock Exchange. If the Board of Directors determines, at least one member of the Committee shall be a financial expert, as defined by Securities and Exchange Commission rules.

The Board of Directors will assess and determine the qualifications of the Audit Committee members set forth in this Charter. The members of the Audit Committee shall be annually appointed by the Board of Directors, on the recommendation of the Corporate Governance Committee, and may be replaced by the Board of Directors according to the Corporation's Bylaws.

The Board of Directors shall select the Audit Committee Chair. If a Chair is not designated or present, a Chair may be designated by a majority vote of the Audit Committee members present.

Director's compensation is the only compensation which members of the Audit Committee may receive from the Corporation.

A Director who is serving on the audit committee of three or more other public companies shall not be appointed to the Audit Committee unless the Board of Directors determines that such simultaneous service would not impair the Director's ability to serve effectively on the Audit Committee.

Responsibilities and Duties

The Audit Committee recognizes that the Corporation's management is responsible for the completeness and accuracy of the Corporation's financial statements and disclosures and for maintaining effective internal controls. The Committee also recognizes that the independent auditor is responsible for auditing the Corporation's financial statements. Accordingly, management and the independent auditor have more knowledge and more detailed information about the Corporation than do Audit Committee members and the Audit Committee's primary responsibility is oversight. In carrying out its oversight responsibilities, the Audit Committee will be relying, in part, on the expertise of management and the independent auditor.

The Internal Audit department shall report functionally to the Audit Committee.

The Audit Committee shall be responsible for the appointment, compensation, removal, and oversight of the work of the independent auditor (subject, if applicable, to shareholder ratification of the appointment of the auditor). The independent auditors shall report directly to the Audit Committee and the Audit Committee shall oversee the resolution of disagreements between management and the independent auditors in the event that they arise.

To fulfill this oversight responsibility, the Audit Committee should receive reports from management and the independent auditor, as appropriate, to:

Risk Management and Controls

- Assess the Corporation's business risk management process and the adequacy of the overall control environment, including controls in selected areas representing financial reporting, disclosure, compliance, and significant financial or business risk.

- Receive reports from the CEO and CFO on any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls.

- Assess the annual scope and plans of the independent and internal auditors.

- Report on the activities of the Corporation's Management Audit Committee.

Financial Reporting and Disclosure Matters

- Review and discuss with management and the independent auditor the annual audited financial statements, related footnotes, disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, and the opinion of the independent auditor with respect to the financial statements.

- Review and discuss with management and the independent auditor the quarterly financial statements, related footnotes, disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, and the results of the independent auditor's quarterly review of the financial statements.

- Review and discuss with management and the independent auditor any significant events, transactions, changes in accounting estimates, changes in important accounting principles and their application, and any major issues as to the adequacy of internal controls affecting the quality of the

Corporation's financial reporting. The Audit Committee Chair may represent the entire Audit Committee for this purpose.

- Review, in conjunction with the Audit Committee's review of the quarterly and annual reports, the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls.

- Receive reports from the CEO and CFO on all significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize, and report financial data.

- Review and discuss with management any proposed public release of earnings or guidance information, as well as financial information and earnings guidance provided to analysts and rating agencies and delegate to the Audit Committee Chair the authority, at the Chair's discretion, to review any such release, information and guidance.

Internal Audit Oversight Responsibilities

- Receive reports on the proposed scope of the audit plan and the process to develop the plan, as well as the program for integration of the independent and internal audit efforts.

- Receive reports on the status of significant findings, recommendations, and management's responses.

- Review the charter, reporting relationship, activities, organizational structure, and credentials of the Internal Audit department.

Independent Auditor Oversight Responsibilities

- Based upon a report from the independent auditor at least annually, review (a) the auditor's internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and (c) any steps taken to address any such issues.

- Ensure that the independent auditor submits, on a periodic basis, a formal written statement delineating all relationships between the independent auditor and the Corporation, as required by the Independence Standards Board, Standard Number One; discuss the statement with the independent auditor and evaluate the relationships and services that may affect the auditor's objectivity and independence; take appropriate action to satisfy itself of the auditor's independence.

- Ensure that the independent auditor has established a procedure for the rotation, no less frequently than every five years, of the lead (or coordinating) audit partner and of the audit partner responsible for reviewing the audit.

- Consider, periodically, the rotation of the independent auditor itself.

- Review matters related to the conduct of the annual audit, which are required to be communicated by AICPA Statement of Auditing Standards 61 and other generally accepted auditing standards.

- Conduct the annual discussion with the independent auditor on the quality and acceptability of the Corporation's accounting principles and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the potential impact of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

- Review the independent auditor's management letter.

- Review with the independent auditor any audit problems or difficulties and management's response.

- Preapprove all audit and non-audit services to be provided by, and all fees to be paid to, the independent auditor or devise policies delegating pre-approval authority to one or more members of the Committee.

- Recommend to the Board policies for the Corporation's hiring of employees or former employees of the independent auditor who were engaged on the Corporation's account.

Ethical, Legal and Regulatory Compliance Matters

- Assess the Corporation's processes regarding compliance with applicable laws, regulations and its Code of Business Conduct and Ethics, including those matters that could have a significant impact on the financial statements, compliance with policies, reports from regulators and the provisions of the Code of Business Conduct and Ethics applicable to the CEO and the Corporation's senior financial officers as defined by the Securities and Exchange Commission rules.

- Assess the Corporation's policies and procedures with respect to Executive Officers' expense accounts and perquisites, including their use of corporate assets (consider the results of any review of these areas by the internal auditors).

- Assess the Committee's procedures for (a) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

- Review reports and disclosures of significant conflicts of interest and related-party transactions.

Reports
The Audit Committee shall report to the Board with respect to its activities as promptly as practicable following each meeting of the Committee. The Committee shall report to shareholders in the Corporation's proxy statement for its annual meeting, whether the Committee has satisfied its responsibilities under this Charter.

RICHARD A. DEE

By Fax to (202) 772-9201

January 24, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Verizon Communications Inc. – 2006 Stockholder Proposal

Ladies and Gentlemen:

Verizon Communications Inc. has informed both the Commission and me of its intention to omit the Proposal that I submitted to it pertaining to the establishment by its Board of Directors of a committee of Directors designated as the "Corporate Responsibility Committee".

I have read carefully Verizon's letter of intent to omit, and I disagree completely with its contention that provisions of Rule 14a-8 would permit the company to exclude my proposal from its 2006 proxy materials. Please do not mistake the brevity of this response for a lack of consideration and concern. I do not believe that lengthy arguments supporting inclusion of my proposal are called for as responses to the lengthy and overreaching effort by Verizon to make the Commission believe that my proposal "Deals with a Matter Relating to the Company's Ordinary Business Operations."and/or that Verizon "Has Substantially Implemented the Proposal". It does not, and Verizon has not.

Corporate Governance is not Ordinary Business – and I do not recall the Commission ever stating or agreeing that it was. This proposal calls upon the highest level of a corporation's government, its board of directors, to establish a formal means by which that board can try to assure itself, and the shareholders whose interests it is charged by law to protect, that claims and promises pertaining to corporate ethics and responsibility live up to the corporate policies on which they are based. The making of corporate policy is not ordinary business, nor is the monitoring and auditing of compliance.

Verizon has spent considerable shareholder money trying to convince "its customers, its communities, its shareholders, and its employees" that the company is dedicated to and fulfilling admirably the multitude of claims and promises that it has made pertaining to corporate conduct, corporate ethics, and corporate responsibility.

Surely recent events have proven conclusively that those who are supposed to implement policies and procedures cannot be permitted or relied upon to monitor and to audit themselves. What role of the board is more vital than to oversee ordinary business activities in order to be able to assure itself and stockholders that such activities are being conducted properly and effectively?

The mission of the proposed Corporate Responsibility Committee would be to oversee and to audit the company's true compliance with such as its "Code of Business Conduct" and its "Veritas Values" of "Integrity and Respect"– based on "making the right promises" and "keeping them". Promises can be reassuring, but how well and the extent to which they are kept is what really matters.

Sincerely,

Richard A. Dee

cc: Mary Louise Weber

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RECEIVED
2006 JAN 31 AM 7:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

February 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting Shareholder Proposals of Richard A. Dee and Kenneth Steiner

Ladies and Gentlemen:

Enclosed please find executed duplicates of the No-action requests with respect to the shareholder proposals of Richard A. Dee and Kenneth Steiner, copies of which were previously sent to you on December 28, 2005.

If you have any questions or need anything further, please do not hesitate to contact me.

Very truly yours,

Mary Louise Weber

Mary Louise Weber

Enclosures

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

verizon

December 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2006 proxy materials.

I. Introduction.

On November 21, 2005, Verizon received a letter from the Proponent containing the following proposal:

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with auditing continuously the extent to which Verizon products and services live up to the claims made for

them, and with auditing the extent to which the company lives up to its commitment to the highest standards of business conduct."

Verizon believes that the Proposal may be properly omitted from its 2006 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations; and

- The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented it.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because both matters covered by the Proposal – monitoring customer satisfaction with Verizon's products and services and monitoring compliance with its code of business conduct – fall squarely within the scope of Verizon's day-to-day business operations.

The Proposal requests that the Verizon Board establish a committee to monitor customer satisfaction with the company's products and services. The Staff has long recognized that proposals concerning quality, service and support matters, including the handling of customer issues with respect to a Company's products and services, relate to the ordinary business operations of a corporation and, accordingly, may be excluded under Rule 14a-8(i)(7). The Staff's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the establishment of committees or departments to deal with customer relations issues. See, e.g., *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders); *The Chase Manhattan Corporation* (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); *American Telephone and Telegraph Company* (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by company); and *The Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish independent board committee to study the handling of customer and shareholder complaints).

Monitoring customer satisfaction with services and products is a basic management function and an integral part of Verizon's day-to day business operations. Customer satisfaction assurance, which involves administration of complex business processes and systems, is beyond the reasonable scope of responsibilities of the Board of Directors. . In each of Verizon's lines of business – wireline and wireless – the company's management teams oversee extensive nationwide customer service networks. Both Verizon and Verizon Wireless provide their employees with extensive ongoing training in all aspects of the business from customer service delivery to advanced technology. In addition, Verizon tracks customer perception of its service using an independent market research firm to conduct monthly surveys of 40,000 customers who have recently interacted with the wireline business. Similarly, Verizon Wireless consistently runs extensive quality checks to ensure its customer service best practices are working. For example, more than 300,000 trial calls are conducted monthly to assess network reliability, company executives visit Verizon Wireless Stores to evaluate the customer service experience, and similar types of quality checks are done across its call center operations.

The Proposal also requests that the Verizon Board establish a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct. The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *Chrysler Corp.* (February 18, 1998) (proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct).

Assuring compliance with legal and regulatory requirements, as well the company's internal policies, is a fundamental management function. As discussed in more detail on the company's website at http://multimedia.verizon.com/responsibility/ethics/practice.aspx, Verizon has a stated goal to operate its business with the highest level of integrity and accountability and to continue to build on the trust it has earned over the years. To that end, Verizon has established an Office of Ethics and Business Conduct headed by an executive responsible for compliance. This office oversees the training and certification of all Verizon employees on the Verizon Code of Business Conduct. It also operates a confidential hotline that employees, suppliers and the public can call 24 hours a day, seven days a week, to ask questions, seek clarification or report alleged misconduct or violations of the Code. Finally, as noted below, the independent Audit and Finance Committee of the Verizon Board has oversight responsibility for this critical management function.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2006 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(10), Because Verizon Has Substantially Implemented the Proposal.

Verizon also believes that it may exclude the proposal under Rule 14a-8(i)(10) because it has substantially implemented the Proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). See, also, *Nordstrom Inc.* (February 8, 1995 (proposal that company commit to code of for overseas suppliers that was substantially covered by existing company guidelines) and *The Gap, Inc.* (March 8, 1996) (same). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). In addition, proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that its policies, practices and procedures compare favorably with the guidelines of the Proposal. The Proposal calls for the Verizon Board of Directors to establish a committee that would oversee two aspects of Verizon's business: (1) compliance with Verizon's Code of Business Conduct and (2) customer satisfaction with Verizon's products and services. As noted in the Audit and Finance Committee Charter which is attached hereto as Exhibit B, the Verizon Board has appointed the Audit and Finance Committee to oversee certain key management responsibilities, including compliance with legal and regulatory requirements, as well as the Verizon Code of Business Conduct. The Committee receives regular reports from management, including the General Counsel and members of his staff, as well as senior human resources and compliance executives, to assess Verizon's processes for compliance and to review any significant business conduct issues. Verizon's senior internal auditing executive also provides the Committee with regular updates regarding internal audits of Verizon's business and system of internal controls, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Verizon believes that the establishment of a separate "corporate responsibility committee" would be redundant to Verizon's existing governance structure and policies.

As noted above, there is no Verizon Board Committee that is specifically charged with oversight of the company's customer service function, and Verizon believes that such oversight is a fundamental management function. The Board does, however, receive regular "state of the business" reports from the executives that are responsible for each line of business. As discussed earlier, management has established extensive policies and processes for the purpose of assuring that its products and services meet customer expectations. Verizon believes that these management policies and processes, which are subject to the Board's general oversight, address the underlying concern expressed by the Proposal and, therefore, substantially implement the Proposal.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2006 proxy materials (1) under Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations, and (2) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

EXHIBIT "A"

RICHARD A. DEE
Stockholder Proposal – 2006 Proxy Statement
Verizon Communications Inc.
November 21, 2005

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with auditing continuously the extent to which Verizon products and services live up to the claims made for them, and with auditing the extent to which the company lives up to its commitment to the highest standards of business conduct."

"Recent instances of massive corporate corruption continue to be reported upon and litigated, and the consequences of these events continue to upset and concern investors significantly. In my opinion, such stockholder concerns have contributed mightily to extensive efforts by many companies, including Verizon, to assure their stockholders and the public as to their integrity, and to assure stockholders in particular that they have instituted checks and balances that will prevent such events from occurring and damaging their interests.

"Verizon spends a great deal of time and money trying to convince its stockholders, its customers and prospects, and the public, of its integrity, trustworthiness, reliability – and vision. Verizon directors are charged by law and by stockholders to oversee the company's operations and its management – and therefore they are responsible for monitoring the extent to which the company and its affiliates comply with ethical business practices and with what Verizon terms its "Code of Business Conduct".

"It is imperative that Verizon form a Committee of Directors who meet regularly and devote considerable undivided attention specifically to matters of Corporate Responsibility – and to Verizon's compliance therewith. These matters are so vital to the company's future viability that they cannot be relegated to sideways glances by the Board as a whole, or by other Committees. Corporate Responsibility has come of age as a separate, specific area – and one that deserves, and requires, careful and continual attention by directors who are particularly focused on its importance.

"In connection with ethical business practices, Verizon Chairman Seidenberg has stated: 'Our strong commitment to outstanding corporate governance doesn't stop with the Board of Directors. It is reinforced with our employees worldwide through a rigorous and comprehensive Code of Business Conduct that supports Verizon's commitment to the highest standards of business conduct.' Mr. Seidenberg has stated further: 'Simply put, our goal is to operate our business and to continue to build on the trust that we have earned over the years.'

RICHARD A. DEE
Stockholder Proposal – 2006 Proxy Statement
Verizon Communications Inc.
November 21, 2005

"In my opinion, a strong commitment to 'outstanding corporate governance' doesn't stop with the Board of Directors' – such a commitment should START with the Board. And to assure that Verizon's 'rigorous and comprehensive Code of Business Conduct' is supported properly and effectively, the Board must be in a position to make sure that the company and its affiliates are practicing what is being preached.

"This Proposal calls upon Verizon's Board of Directors to take immediate steps to assure stockholders that it is monitoring corporate deeds carefully and continuously – to make sure that such deeds live up to corporate words. And to make sure that Verizon operates with "the highest level of integrity, responsibility and accountability."

"**Please vote FOR this Proposal.**

EXHIBIT "B"

Audit and Finance Committee

Role

The Audit and Finance Committee (the "Audit Committee") is appointed by the Board of Directors to oversee (1) management in the performance of its responsibility for the integrity of the Corporation's accounting and financial reporting, and its systems of internal controls, (2) the performance and qualifications of the independent auditor (including the independent auditor's independence), (3) the performance of the Corporation's internal audit function, and (4) the Corporation's compliance with legal and regulatory requirements. Consistent with this oversight function, the Audit Committee shall authorize investigations into any matters within the Committee's responsibilities and, in doing so, have full access to the Corporation's records, employees, and independent auditor (with or without the presence of management).

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain legal, accounting or other advisors for advice and assistance. The Corporation shall pay the costs of retaining any advisors selected by the Committee.

The Audit Committee shall meet at least four times each year or more frequently as circumstances dictate. The Committee shall meet, separately, with each of the internal auditors and the independent auditor at least quarterly.

The Audit Committee shall review and reassess the adequacy of this Charter at least annually. Any proposed changes shall be submitted to the Board of Directors for its approval. The Audit Committee shall annually evaluate the processes, activities and effectiveness of the Audit Committee, including the composition, expertise, and availability of the Audit Committee members.

Structure/Member Qualifications

The Audit Committee shall have at least three members and shall consist solely of independent Directors, consistent with the listing standards of the New York Stock Exchange and applicable legal requirements. All members of the Audit Committee shall be financially literate. In addition, the Audit Committee Chair must have accounting or related financial management expertise, consistent with the listing standards of the New York Stock Exchange. If the Board of Directors determines, at least one member of the Committee shall be a financial expert, as defined by Securities and Exchange Commission rules.

The Board of Directors will assess and determine the qualifications of the Audit Committee members set forth in this Charter. The members of the Audit Committee shall be annually appointed by the Board of Directors, on the recommendation of the Corporate Governance Committee, and may be replaced by the Board of Directors according to the Corporation's Bylaws.

The Board of Directors shall select the Audit Committee Chair. If a Chair is not designated or present, a Chair may be designated by a majority vote of the Audit Committee members present.

Director's compensation is the only compensation which members of the Audit Committee may receive from the Corporation.

A Director who is serving on the audit committee of three or more other public companies shall not be appointed to the Audit Committee unless the Board of Directors determines that such simultaneous service would not impair the Director's ability to serve effectively on the Audit Committee.

Responsibilities and Duties

The Audit Committee recognizes that the Corporation's management is responsible for the completeness and accuracy of the Corporation's financial statements and disclosures and for maintaining effective internal controls. The Committee also recognizes that the independent auditor is responsible for auditing the Corporation's financial statements. Accordingly, management and the independent auditor have more knowledge and more detailed information about the Corporation than do Audit Committee members and the Audit Committee's primary responsibility is oversight. In carrying out its oversight responsibilities, the Audit Committee will be relying, in part, on the expertise of management and the independent auditor.

The Internal Audit department shall report functionally to the Audit Committee.

The Audit Committee shall be responsible for the appointment, compensation, removal, and oversight of the work of the independent auditor (subject, if applicable, to shareholder ratification of the appointment of the auditor). The independent auditors shall report directly to the Audit Committee and the Audit Committee shall oversee the resolution of disagreements between management and the independent auditors in the event that they arise.

To fulfill this oversight responsibility, the Audit Committee should receive reports from management and the independent auditor, as appropriate, to:

Risk Management and Controls

- Assess the Corporation's business risk management process and the adequacy of the overall control environment, including controls in selected areas representing financial reporting, disclosure, compliance, and significant financial or business risk.

- Receive reports from the CEO and CFO on any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls.

- Assess the annual scope and plans of the independent and internal auditors.

- Report on the activities of the Corporation's Management Audit Committee.

Financial Reporting and Disclosure Matters

- Review and discuss with management and the independent auditor the annual audited financial statements, related footnotes, disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, and the opinion of the independent auditor with respect to the financial statements.

- Review and discuss with management and the independent auditor the quarterly financial statements, related footnotes, disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, and the results of the independent auditor's quarterly review of the financial statements.

- Review and discuss with management and the independent auditor any significant events, transactions, changes in accounting estimates, changes in important accounting principles and their application, and any major issues as to the adequacy of internal controls affecting the quality of the

Corporation's financial reporting. The Audit Committee Chair may represent the entire Audit Committee for this purpose.

- Review, in conjunction with the Audit Committee's review of the quarterly and annual reports, the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls.

- Receive reports from the CEO and CFO on all significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize, and report financial data.

- Review and discuss with management any proposed public release of earnings or guidance information, as well as financial information and earnings guidance provided to analysts and rating agencies and delegate to the Audit Committee Chair the authority, at the Chair's discretion, to review any such release, information and guidance.

Internal Audit Oversight Responsibilities

- Receive reports on the proposed scope of the audit plan and the process to develop the plan, as well as the program for integration of the independent and internal audit efforts.

- Receive reports on the status of significant findings, recommendations, and management's responses.

- Review the charter, reporting relationship, activities, organizational structure, and credentials of the Internal Audit department.

Independent Auditor Oversight Responsibilities

- Based upon a report from the independent auditor at least annually, review (a) the auditor's internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and (c) any steps taken to address any such issues.

- Ensure that the independent auditor submits, on a periodic basis, a formal written statement delineating all relationships between the independent auditor and the Corporation, as required by the Independence Standards Board, Standard Number One; discuss the statement with the independent auditor and evaluate the relationships and services that may affect the auditor's objectivity and independence; take appropriate action to satisfy itself of the auditor's independence.

- Ensure that the independent auditor has established a procedure for the rotation, no less frequently than every five years, of the lead (or coordinating) audit partner and of the audit partner responsible for reviewing the audit.

- Consider, periodically, the rotation of the independent auditor itself.

- Review matters related to the conduct of the annual audit, which are required to be communicated by AICPA Statement of Auditing Standards 61 and other generally accepted auditing standards.

- Conduct the annual discussion with the independent auditor on the quality and acceptability of the Corporation's accounting principles and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the potential impact of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

- Review the independent auditor's management letter.

- Review with the independent auditor any audit problems or difficulties and management's response.

- Preapprove all audit and non-audit services to be provided by, and all fees to be paid to, the independent auditor or devise policies delegating pre-approval authority to one or more members of the Committee.

- Recommend to the Board policies for the Corporation's hiring of employees or former employees of the independent auditor who were engaged on the Corporation's account.

Ethical, Legal and Regulatory Compliance Matters

- Assess the Corporation's processes regarding compliance with applicable laws, regulations and its Code of Business Conduct and Ethics, including those matters that could have a significant impact on the financial statements, compliance with policies, reports from regulators and the provisions of the Code of Business Conduct and Ethics applicable to the CEO and the Corporation's senior financial officers as defined by the Securities and Exchange Commission rules.

- Assess the Corporation's policies and procedures with respect to Executive Officers' expense accounts and perquisites, including their use of corporate assets (consider the results of any review of these areas by the internal auditors).

- Assess the Committee's procedures for (a) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

- Review reports and disclosures of significant conflicts of interest and related-party transactions.

Reports
The Audit Committee shall report to the Board with respect to its activities as promptly as practicable following each meeting of the Committee. The Committee shall report to shareholders in the Corporation's proxy statement for its annual meeting, whether the Committee has satisfied its responsibilities under this Charter.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

The proposal requests that the board of directors form a "Corporate Responsibility Committee" to audit the extent to which the company's products and services live up to the claims made for them and the extent to which the company lives up to its commitment to the highest standards of business conduct.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser